UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2013

Commission File Number 001-31583

NAM TAI ELECTRONICS, INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

2 Namtai Road, Gushu, Xixiang

Baoan, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒ Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.

Date: January 28, 2013	By:	/s/ M. K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman and Chief Financial Officer

FOURTH QUARTER NEWS RELEASE

Investor relations contact:	Please refer to the Nam Tai website (www.namtai.com)
Mr. Kevin McGrath	or the SEC website (www.sec.gov) for Nam Tai press releases
Managing Partner of Cameron Associates	and financial statements.
Tel.:212.245.4577
E-mail: kevin@cameronassoc.com

NAM TAI ELECTRONICS, INC.

Q4 2012 Sales up 263%, Gross profit margin at 10.5%

Year 2012 Sales up 118%, Gross profit margin at 9.2%

SHENZHEN, PRC – January 28, 2013 – Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced its unaudited results for the fourth quarter ended December 31, 2012.

KEY HIGHLIGHTS

(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Yearly Results
	Q4 2012	Q4 2011	YoY(%) (d)	2012	2011	YoY(%) (d)
Net sales (a)	$468,464	$129,073	263	$1,147,923	$525,077	118
Gross profit (a)	$48,964	$1,238	3,855	$105,777	$19,252	449
% of sales	10.5%	1.0%	—	9.2%	3.7%	—
Operating income (loss) (a)	$38,227	$(9,054)	—	$73,307	$(11,354)	—
% of sales	8.2%	(7.0%)	—	6.4%	(2.2%)	—
per share (diluted)	$0.84	$(0.20)	—	$1.62	$(0.25)	—
Net income (loss) (b) (c)	$36,606	$(5,611)	—	$66,921	$505	13,152
% of sales	7.8%	(4.3%)	—	5.8%	0.1%	—
Basic earnings (loss) per share	$0.82	$(0.13)	—	$1.49	$0.01	14,800
Diluted earnings (loss) per share	$0.80	$(0.13)	—	$1.48	$0.01	14,700
Weighted average number of shares (‘000)
Basic	44,804	44,804	—	44,804	44,804	—
Diluted	45,692	44,825	—	45,345	44,841	—

Notes:

(a)	The net sales, gross profit and operating income (loss) have excluded the discontinued business of Liquid Crystal Display Panels (LCDP). For the three months ended December 31, 2012 and December 31, 2011, the discontinued operation recognized net sales of $0.1 million and $16.2 million, a gross profit of nil and $1.1 million, and an operating income (loss) of $0.6 million and ($3.5 million) respectively. For the twelve months ended December 31, 2012 and December 31, 2011, the discontinued operation recognized net sales of $24.2 million and $77.2 million, a gross (loss) profit of ($0.6 million) and $8.8 million, an operating loss of $2.2 million and nil, respectively. (Please see page 7 of the Company’s Condensed Consolidated Statements of Operations for details).
(b)	Net income for the three months ended December 31, 2012 has included profit from discontinued business (net of tax) of $0.1 million and other & interest income of $4.0 million, which consisted of cash incentive bonus reversal of $0.7 million, income from scrap of $0.5 million, incentive allowance received from government of $0.3 million and interest income & exchange gain of $1.6 million.
(c)	Net income for the twelve months ended December 31, 2012 has included loss from discontinued business (net of tax) of $0.7 million, and other & interest income of $11.9 million, which consisted of subsidy received as an advance technology allowance from Wuxi government as an incentive for our investment and factory expansion in Wuxi of $2.8 million, income from scrap of $1.1 million, cash incentive bonus reversal of $0.7 million, incentive allowance from Shenzhen government for mechanical and electrical products of $0.6 million and interest income & exchange gain of $4.1 million.
(d)	Percentage change is not applicable if either of the two periods contains a loss.
(e)	This information has been published on the Company’s website http://www.namtai.com/quarterly/quarterly.htm under the quarterly earnings report of Q4 2012 on page 7, Condensed Consolidated Statements of Operations.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE FOURTH QUARTER OF 2012

1. Quarterly Sales

(In thousands of US Dollars, except percentage information)

Quarter	2012	2011	YoY(%) (Quarterly)	YoY(%) (Quarterly accumulated)
1st Quarter	$94,062	$142,410	(33.9)	(33.9)
2nd Quarter	$205,146	$125,994	62.8	11.5
3rd Quarter	$380,251	$127,600	198.0	71.6
4th Quarter	$468,464	$129,073	262.9	118.6

Total	$1,147,923	$525,077

Note:

*	The above sales have excluded certain discontinued business. Please see page 7 of the Company’s Condensed Consolidated Statements of Operations for details. This information has also been published on the Company’s website at http://www.namtai.com/quarterly/quarterly.htm in the quarterly earnings report of Q4 2012 on page 7, Condensed Consolidated Statements of Operations.

2. Key Highlights of Financial Position

	As at December 31,
	2012	2011 (a)
Cash on hand (b)	$157.8 million	$118.5 million
Ratio of cash to current liabilities	0.58	0.88
Current ratio	1.67	2.22
Ratio of total assets to total liabilities	2.33	3.38
Return on equity	19.5%	0.2%
Ratio of total liabilities to total equity	0.75	0.42
Debtors turnover	49 days	46 days
Inventory turnover	19 days	19 days
Average payable period	66 days	54 days

Notes:

(a)	The Company’s ratios as at December 31, 2011 have been restated according to the reclassified assets and liabilities resulted from discontinued business. Please see page 8 of the Company’s Condensed Consolidated Balance Sheets for further information. This information has also been published on the Company’s website at http://www.namtai.com/quarterly/quarterly.htm in the quarterly earnings report of Q4 2012 on page 8, Condensed Consolidated Balance Sheets.
(b)	According to the definition of “Balance Sheet” under the Financial Accounting Standard Board (the “FASB”) Accounting Standards Codification (“ASC”) 210-10-20, cash equivalents are short-term, highly liquid investments that are readily convertible to cash. Only investments with original maturities of three months or less when purchased qualify under that definition. Therefore, the fixed deposits maturing over three months are not classified as cash on hand but require separate disclosure.

OPERATING RESULTS

Sales in the fourth quarter of 2012 were $468.5 million, an increase of 262.9%, compared to the sales of $129 million for the same quarter of 2011. Gross profit in the fourth quarter of 2012 was $49 million, an increase of 3,855%, compared to $1 million in the fourth quarter of last year. Gross profit margin for the fourth quarter of 2012 was 10.5%, up 9.5% from 1% in the fourth quarter of last year. Operating income for the fourth quarter of 2012 was $38 million, compared to an operating loss of $9 million in the fourth quarter of last year. Net income in the fourth quarter of 2012 was $36.6 million, or $0.8 per share (diluted), compared to the net loss of $5.6 million, or loss of $0.13 per share (diluted), in the fourth quarter of last year.

For the twelve months ended December 31, 2012, net sales were $1.2 billion, an increase of 118.6%, as we reached a new sales record, compared to $525 million in the same period of 2011. Gross profit for the twelve months ended December 31, 2012 was $105.8 million, an increase of 449.4%, compared to $19.3 million in the same period of last year. Gross profit margin for the twelve months ended December 31, 2012 was 9.2%, an increase of 5.5%, compared to 3.7% for the same period of last year. Operating income for the twelve months ended December 31, 2012 was $73.3 million, compared to an operating loss of $11.4 million in the same period of last year. Net income for the twelve months ended December 31, 2012 was $66.9 million, or $1.48 per share (diluted), an increase of 13,152%, compared to net income of $0.5 million, or $0.01 per share (diluted), in the same period last year.

The improvement of the Company’s results in the fourth quarter of 2012 was mainly due to four factors. First, sales increased significantly by 263% compared to the same period last year, as a result of (i) the Company’s Shenzhen manufacturing facility began mass production of high-resolution liquid crystal display modules (“LCMs”) for smartphones in September 2012 and (ii) the Company’s Wuxi manufacturing facility continued to ramp up its production of high-resolution LCMs for tablets. Second, the Company had $4 million in other and interest income, including $0.3 million of incentive allowance from the PRC government, $0.6 million in interest income and $1 million in exchange gain. Third, the Company has improved its gross and net profits by discontinuing certain sales orders that have had poor performance. Fourth, the Company enjoyed benefit from certain exemption treatment and tax reduction for its Wuxi operation and a tax benefit of $0.6 million, as a result of tax losses carried forward from last year.

With respect to the discontinued low profit margin business, for the three months ended December 31, 2012 and December 31, 2011, the net sales were $0.1 million and $16 million, gross profit were nil and $1.1 million, and operating profit (loss) were $0.6 million and ($3.5 million), respectively. For the twelve months ended December 31, 2012 and December 31, 2011, the net sales were $24 million and $77 million, gross (loss) profit were ($0.6 million) and $9 million, and operating loss were $2 million and nil, respectively. Please see page 7 of the Company’s Condensed Consolidated Statements of Operations for further details. This information has also been published on the Company’s website at http://www.namtai.com/quarterly/quarterly.htm in the quarterly earnings report of Q4 2012 on page 7, Condensed Consolidated Statements of Operations.

EXPANSION PROJECT

a) Expansion Project in Wuxi City, PRC

The Company has decided to discontinue its FPC business after the first quarter of 2013 with the spare capacity redeployed to increase the production capacity for LCMs. The Company has also applied to convert the zoning of a part of the land owned by it in Wuxi city from industrial to residential and to build certain accommodation facilities on that land for self-use.

b) Expansion Project in Shenzhen City, PRC

To accommodate Shenzhen government’s city re-zoning plan, the Company plans to relocate its current production facility in Shenzhen city to a new location owned by it in Guangming Hi-Tech Industrial Park of approximately 1.2 million square feet (double the size of current facilities). The Company currently anticipates that it will take approximately three years to complete this relocation and expansion project.

COMPANY OUTLOOK

The Company’s revenue increased year-over-year 118.6% for 2012, when compared with 2011, excluding the contribution from the discontinued business. This significant revenue increase was attributable to the ramp up of the production of high-resolution LCMs for tablets at the Company’s Wuxi facility in June 2012 and the commencement of mass production of high-resolution LCMs for smartphones at the Company’s Shenzhen facility in September 2012. After the final evaluation on the viability of its flexible printed circuit (“FPC”) business based on its performance in the third quarter of 2012, the Company has also decided to discontinue its FPC business by the end of March 2013, which business has been generating losses since its initial production.

In the fourth quarter of 2012, the Company’s revenue increased by 263% compared to the fourth quarter of 2011. The Company is currently coordinating with its existing customers, as essential production partners, to further diversify the Company’s product portfolio by developing and manufacturing new model for the existing end-buyer and also extend to other new customers’ LCM products used in smartphones, tablets, ultrabook computers and automobiles, which the Company believes, with confidence, will continue to drive its growth in 2013 of its existing production capacity and production facilities.

Due to the high level of competition in the market for tablets, smartphones and ultrabook computers, the Company’s management expects its customer orders will continue to fluctuate and its gross profit would also be under more pressure in 2013. In addition, the Company may also continue to face certain risks including, but not limited to, the appreciation of renminbi, inflation in China, labor shortage, materials shortage, customers and suppliers’ inability to meet their contractual obligations, financial difficulties resulting in customers and suppliers’ illiquidity and global political events and actions, including war and terrorism. These risks could affect the Company’s sales, profit margin and loss of investments.

FOURTH QUARTER RESULTS ANALYST CONFERENCE CALL AND WEBCAST

The Company will hold a conference call on Monday, January 28, 2013, at 8:30 a.m. (EST). Shareholders, media and interested investors are invited to listen to the live webcast at www.namtai.com by clicking on the conference call link (under events) or over the phone by dialing 877.407.3140 just prior to its start time. International participants may dial 201.689.8473. Analysts who wish to receive the toll free dial-in number for this conference call are invited to contact us at 212.245.4577 or via email to kevin@cameronassoc.com not later than 5:00 p.m. (EST) on Friday, January 25, 2013.

PAYMENT OF QUARTERLY DIVIDENDS FOR 2013

As announced on November 5, 2012, the Company has set the payment schedule of quarterly dividends for 2013. The dividend for Q1 2013 was paid on January 18, 2013. The following table updates the previously announced schedule for declaration and payment of quarterly dividends in 2013.

The Company hereby clarifies that its shareholders of record on March 31, 2013 and June 30, 2013, a Sunday, will be identical to its shareholders of record at the close of business on March 29, 2013 and June 28, 2013 respectively, being the immediately preceding Friday.

Quarterly Payment	Record Date	Payment Date	Dividend (per share)	Status
Q1 2013	December 31, 2012	January 18, 2013	$0.15	PAID
Q2 2013	March 31, 2013	before April 30, 2013	$0.15
Q3 2013	June 30, 2013	before July 31, 2013	$0.15
Q4 2013	September 30, 2013	before October 31, 2013	$0.15

Total for Full Year 2013			$0.60

The Company’s decision to continue dividend payments in 2013 does not necessarily mean that cash dividend payments will continue thereafter. Whether future dividends will be declared will depend upon Company’s future growth and earnings, of which there can be no assurance, and the Company’s cash flow needs for further expansion. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2013, what the amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all.

PROPOSED SCHEDULE OF RELEASE OF QUARTERLY FINANCIAL RESULTS FOR 2013

To enhance the efficiency of delivering the Company’s quarterly financial results to the market, the Company’s management has decided to accelerate the schedule of release of quarterly financial results for 2013 to be one week earlier than before. Details of the expected quarterly release dates are as follows:-

Announcements of Financial Results
Quarter	Date of release
Q1 2013	April 29, 2013 (Mon)
Q2 2013	July 29, 2013 (Mon)
Q3 2013	October 28, 2013 (Mon)
Q4 2013	January 27, 2014 (Mon)

ANNUAL GENERAL MEETING

The 2013 Annual General Meeting has been scheduled to be held on Friday, May 31, 2013 at 11:30 a.m. (China Standard Time) at the Company’s Shenzhen facility in the location of Gushu Industrial Estate, Xixiang, Baoan, Shenzhen, People’s Republic of China. More detailed information of the AGM will be disclosed in Proxy Statement which will be released in early May 2013.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this press release and the subsequent conference call, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “seek” or “believe”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations about future events. There are important factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activities, performance, or achievements expressed or implied by the forward-looking statements, including, but not limited to, a deterioration of the markets for the Company’s customers’ products and the global economy as a whole, which could negatively impact the Company’s revenue and the ability of the Company’s customers to confirm prior orders or pay for the Company’s products; the financial resources and credit rating of Company’s customers under the current global recession; the effects that current credit and market conditions could have on the liquidity and financial condition of our customers and suppliers, including any impact on their ability to meet their contractual obligations; the sufficiency of the Company’s cash position and other sources of liquidity to operate its business; the negative effects of increased competition pressure on the Company’s revenues and margins; component quality or shortage, whether or not cause by customers change in specifications, delay in the Company’s ability to take possession of land for development of additional production facilities, continued inflation and appreciation of the Renminbi against the US dollar; rising labor costs in China and changes in the labor supply and labor relations our ability to win additional government business. In particular, you should consider the risks outlined under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and in our Current Report filed from time to time on Form 6-K. The Company’s decision to continue dividend payments in 2013 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared depend upon the Company’s future growth and earnings, of which there can be no assurance, as well as the Company’s cash flow needs for further expansion. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2013, what amount that dividends may be or whether such dividends, once declared for a specific period, will continue for any future period, or at all, Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this press release and the subsequent investors conference call; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI ELECTRONICS, INC.

We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications, consumer electronic and automotive products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD modules, image-sensor modules and FPCAs. These components are used in numerous electronic products, including smartphones, tablets, automotive, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.

Nam Tai Electronics, Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol “NTE”). All the Company’s operations are located in the People’s Republic of China

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE PERIODS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of US Dollars except share and per share data)

	Three months ended December 31		Year ended December 31
	2012	2011	2012	2011

Net sales (1)	$468,464	$129,073	$1,147,923	$525,077
Cost of sales	419,500	127,835	1,042,146	505,825

Gross profit	48,964	1,238	105,777	19,252

Costs and expenses
General and administrative expenses (2)	10,362	5,657	28,440	21,439
Selling expenses	279	1,023	2,666	3,919
Research and development expenses	96	661	1,364	2,297
Impairment loss on goodwill	—	2,951	—	2,951

	10,737	10,292	32,470	30,606

Operating income (loss)	38,227	(9,054)	73,307	(11,354)

Other income, net (3)	3,335	5,721	9,787	9,184
Interest income	632	609	2,112	2,728
Interest expenses	(32)	—	(292)	—

Income (loss) before income tax	42,162	(2,724)	84,914	558
Income tax expenses	(5,661)	(401)	(17,299)	(972)

Income (loss) from continuing business	36,501	(3,125)	67,615	(414)

Income (loss) from discontinued business, net of tax	105	(2,486)	(694)	919

Consolidated net income (loss)	$36,606	$(5,611)	$66,921	$505

Basic net income (loss) per share:
Basic income (loss) per share from continuing business	$0.81	$(0.07)	$1.51	$(0.01)

Basic income (loss) per share from discontinued business	$0.01	$(0.06)	$(0.02)	$0.02

Basic net income (loss) per share	$0.82	$(0.13)	$1.49	$0.01

Diluted net income (loss) per share:
Diluted income (loss) per share from continuing business	$0.80	$(0.07)	$1.49	$(0.01)
Diluted income (loss) per share from discontinued business	$0.00	$(0.06)	$(0.01)	$0.02
Diluted net income (loss) per share	$0.80	$(0.13)	$1.48	$0.01
Weighted average number of shares (’000)
Basic	44,804	44,804	44,804	44,804
Diluted	45,692	44,825	45,345	44,841

Notes:

(1)	The sales from the discontinued business were $0.1 million and $16.2 million for the three months ended December 31, 2012 and 2011 respectively.
(2)	The Company management adopted the employee stock option scheme with total 1.43 million shares options granted, in which 600,000 shares options have an exercise price of $6.66 and 831,000 share options with an exercise price of $5.63. The management has given up the cash incentive bonus, which were reversed in 2012.
(3)	The other & interest income of $4.0 million from continuing businesses in the fourth quarter of 2012 included cash incentive bonus reversal of $0.7 million for 2011, income from scrap of $0.5 million, incentive allowance of $0.3 million from government and interest income & exchange gain of $1.6 million.

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2012 AND DECEMBER 31, 2011

(In Thousands of US Dollars)

	December 31	December 31
	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$157,838	$118,510
Fixed deposits maturing over three months	49,824	34,825
Accounts and notes receivable, net	155,557	65,754
Derivative financial instrument	99	—
Inventories	55,638	26,515
Prepaid expenses and other receivables	29,956	14,334
Finance lease receivable – current	3,583	—
Deferred tax assets – current	457	3,101
Income taxes recoverable	169	—
Current assets from discontinued business	112	34,179

Total current assets	453,233	297,218

Property, plant and equipment, net	151,555	137,393
Finance lease receivable – non current	8,553	—
Land use rights	16,532	11,981
Deposits for property, plant and equipment	—	4,247
Deferred tax assets – non current	5,420	5,922
Other assets	751	982

Total assets	$636,044	$457,743

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	$4,273	$268
Accounts payable	187,440	74,429
Trust Receipt loans	3,558	—
Accrued expenses and other payables	41,217	35,980
Short term bank borrowings	4,824	—
Dividend payable	26,882	12,545
Income tax payable	3,164	656
Current liabilities from discontinued business	515	10,280

Total current liabilities	271,873	134,158
Deferred tax liabilities	1,379	1,379

Total liabilities	273,252	135,537

EQUITY
Shareholders’ equity:
Common shares	448	448
Additional paid-in capital	287,602	287,055
Retained earnings	74,750	34,711
Accumulated other comprehensive loss	(8)	(8)

Total shareholders’ equity	362,792	322,206

Total liabilities and shareholders’ equity	$636,044	$457,743

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of US Dollars)

	Three months ended December 31		Year ended December 31
	2012	2011	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income (loss)	$36,606	$(5,611)	$66,921	$505
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization of property, plant and equipment, land use rights and other assets	8,519	2,808	26,133	16,068
Impairment loss on goodwill	—	2,951	—	2,951
(Reversal) provision for inventories	(26)	19	1,282	83
(Reversal) provision for goods return	(201)	—	402	—
(Reversal) provision for bad debts	(561)	(89)	45	5
(Gain) loss on disposal of property, plant and equipment	(4)	186	(810)	231
(Gain) loss on derivative financial instrument	(99)	—	57	—
Share-based compensation expenses	164	—	547	112
Decrease (increase) in deferred income taxes	258	101	5,460	(2,538)
Unrealized exchange gain	(507)	(1,642)	(648)	(4,134)
Changes in current assets and liabilities:
Decrease (increase) in accounts receivable	1,715	(6,150)	(81,245)	(298)
Decrease (increase) in inventories	50,896	(2,842)	(25,064)	(2,881)
Decrease (increase) in prepaid expenses and other receivables	4,386	(8,967)	(10,030)	(14,207)
(Increase) decrease in income tax recoverable	(2)	108	(169)	105
(Decrease) increase in notes payable	(33)	268	4,005	268
(Decrease) increase in accounts payable	(55,101)	4,077	104,385	(1,535)
Increase in accrued expenses and other payables	1,132	3,879	15,340	4,173
Increase (decrease) in income tax payable	437	(2,099)	3,160	(4,228)

Total adjustments	10,973	(7,392)	42,850	(5,825)

Net cash provided by (used in) operating activities	$47,579	$(13,003)	$109,771	$(5,320)

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of US Dollars)

	Three months ended December 31		Year ended December 31
	2012	2011	2012	2011
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and land use rights	$(5,407)	$(38,111)	$(58,444)	$(59,858)
Decrease (increase) in deposits for purchase of property, plant and equipment	—	16,421	4,543	(4,066)
Increase in other assets	—	(607)	—	(713)
Payment for derivative financial instrument	—	—	(156)	—
Proceeds from disposal of property, plant and equipment and other assets	—	52	264	52
Cash received from financing lease receivable	627	—	1,864	—
Increase in fixed deposits maturing over three months	(45,953)	(437)	(14,999)	(34,825)

Net cash used in investing activities	$(50,733)	$(22,682)	$(66,928)	$(99,410)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(3,136)	$(2,240)	$(12,545)	$(8,961)
Proceeds from Trust Receipt loans	3,558	—	3,558	—
Proceeds from bank loans	4,824	—	4,824	—

Net cash provided by (used in) financing activities	$5,246	$(2,240)	$(4,163)	$(8,961)

Net increase (decrease) in cash and cash equivalents	2,092	(37,925)	38,680	(113,691)
Cash and cash equivalents at beginning of period	155,239	154,793	118,510	228,067
Effect of exchange rate changes on cash and cash equivalents	507	1,642	648	4,134

Cash and cash equivalents at end of period	$157,838	$118,510	$157,838	$118,510

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of US Dollars)

1.	Accumulated other comprehensive income represents foreign currency translation adjustments. The comprehensive income (loss) was $36,606 and ($5,611) for the three months ended December 31, 2012 and 2011 respectively.

2.	Business segment information:

The Company’s business is separated into the Telecommunication Components Assembly – (“TCA”) and Flexible Printed Circuit (“FPC”) segments in 2012. Since the first quarter of 2012, the Consumer Electronic Communication Products (“CECP”) segment fell below the threshold prescribed under FASB ASC 280-10-50-12 and the CECP segment was combined with the TCA segment. In the fourth quarter of 2012, the net loss from the FPC segment was above the threshold prescribed under FASB ASC 280-10-50-12 and the FPC segment was separated from the TCA segment.

	Three months ended December 31		Year ended December 31
	2012	2011	2012	2011
NET SALES CONTINUING BUSINESS:

– TCA	$459,618	$123,497	$1,118,196	$509,124
– FPC	8,846	5,576	29,727	15,953

Total net sales from continuing business	$468,464	$129,073	$1,147,923	$525,077

NET (LOSS) INCOME FROM CONTINUING BUSINESS
– TCA	$38,799	$3,491	$75,723	$17,465
– FPC	(2,030)	(4,327)	(6,835)	(14,022)
– Corporate	(268)	(2,289)	(1,273)	(3,857)

Total net income (loss) from continuing business	$36,501	$(3,125)	$67,615	$(414)

	Dec. 31, 2012	Dec. 31, 2011
IDENTIFIABLE ASSETS BY SEGMENT:
– TCA	$477,083	$239,734
– FPC	12,912	50,915
– Corporate	145,937	132,915

Total assets	$635,932	$423,564

NAM TAI ELECTRONICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of US Dollars)

3.	A summary of the net sales, net income (loss) and long-lived assets by geographical areas is as follows:

	Three months ended December 31		Year ended December 31
	2012	2011	2012	2011
NET SALES FROM OPERATIONS WITHIN:
– PRC, excluding Hong Kong:
Unaffiliated customers	$468,464	$129,073	$1,147,923	$525,077
Intercompany sales	14,595	133	56,121	945

– Intercompany eliminations	(14,595)	(133)	(56,121)	(945)

Total net sales	$468,464	$129,073	$1,147,923	$525,077

NET INCOME (LOSS) FROM OPERATIONS WITHIN:
– PRC, excluding Hong Kong	$36,957	$(311)	$70,205	$5,951
– Hong Kong	(456)	(2,814)	(2,590)	(6,365)

Total net income (loss)	$36,501	$(3,125)	$67,615	$(414)

	Dec. 31, 2012	Dec. 31, 2011
LONG-LIVED ASSETS WITHIN:
– PRC, excluding Hong Kong	$163,794	$144,788
– Hong Kong	4,293	4,586

Total long-lived assets	$168,087	$149,374